Exhibit 4.6


Amendment, effective June 11, 2003 of Clean Diesel Technologies 1994 Incentive Plan:

          . . . .

          6.1 (a) Options shall be Non-Qualified Stock Options or Incentive Stock Options.

          . . . .

          6.1 (h) Incentive Stock Options


          (i) Each Incentive Stock Option shall not have an aggregate Fair Market Value Per Share (determined for each Incentive Stock Option at its grant date) of Shares with respect to which Incentive Options are exercisable for the first time by a Participant during any calendar year (under the Plan and any other stock option plan of the Corporation or its Subsidiaries ("Other Plans")), determined in accordance with the provisions of Section 422 of the Code, which exceeds $100,000;

          (ii) To the extent that the aggregate Fair Market Value Per Share of stock with respect to which Incentive Stock Options granted under the Plan and any Other Plans are exercisable by a Participant for the first time during any calendar year exceeds $100,000, such Incentive Stock Options shall be treated as Non-Qualified Stock Options to the extent necessary so that such aggregate Fair Market Value per Share of Stock does not exceed $100,000. For purposes of the foregoing sentence, Incentive Stock Options shall be treated as Non-Qualified Stock Options according to the order in which they were granted such that the most recently granted Incentive Stock Options are first treated as Non-Qualified Stock Options; and

          (iii)Each Incentive Stock Option shall require the Participant to notify the Board or the Committee of any disposition of any Shares issued pursuant to the exercise of the Incentive Stock Option under the circumstances described in Section 421 of the Code (relating to certain disqualifying dispositions) within ten (10) days of such disposition.

          . . . .